EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2003	2004	2005	2006	2007	9/30/2008	9/30/2008
EARNINGS
Income Before Income Taxes	$246,809	$207,929	$199,259	$286,422	$387,473	$393,507	$328,147
Fixed Charges (as below)	58,771	61,742	63,665	74,155	79,400	82,898	61,432
Total Earnings	$305,580	$269,671	$262,924	$360,577	$466,873	$476,405	$389,579

FIXED CHARGES
Interest Expense	$50,948	$54,246	$59,539	$66,100	$69,625	$76,044	$57,612
Credit for Allowance for Borrowed Funds Used During Construction	5,123	4,996	1,526	5,955	7,275	4,354	1,945
Estimated Interest Element in Lease Rentals	2,700	2,500	2,600	2,100	2,500	2,500	1,875
Total Fixed Charges	$58,771	$61,742	$63,665	$74,155	$79,400	$82,898	$61,432

Ratio of Earnings to Fixed Charges	5.19	4.36	4.12	4.86	5.88	5.74	6.34